HOPP TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

For The Years Ended December 31, 2020 and 2019

"Unaudited"

Kirk Stovesand, *CPA/PFS, MST*
Yusuf Balogun, *CPA/PFS, MST*
Holly Cramer, *CPA*
Tom Wahlquist, *MCSE*
Jason Machgan, *CPA*
John Bostwick, *CPA*

_____

Mary Widiner, *CPA*
Justin Roberts
Diana Lewis, *CPA*

_____

Melissa Athougies, *CPA, MST*
Rachel Earl, *CPA*
Mark Jackson, *CPA*
Matthew Mitchell, *CPA*
Kathryn Nugent, *CPA*
Anita Peca, *CPA/PFS*
Jason Portner, *CPA*
Lisa Spencer, *CPA*

WALPOLE & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS
(805) 569-9864 Fax: (805) 569-9542

Jean Smith, *CPA/PFS, CFP*
Marianne Bloom, *CPA*

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
Hopp Technologies, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Hopp Technologies, Inc. (a California Corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Walpole & Co., LLP

Walpole & Co. LLP
April 6, 2021

HOPP TECHNOLOGIES, INC.
BALANCE SHEET
December 31, 2020 and 2019
"Unaudited"

ASSETS	2020	2019
CURRENT ASSETS:		
Cash	$ 6	$ 115
Total current assets	6	115
OTHER ASSETS:		
Internally Developed Software	171,768	8,425
Trademark	450	450
Total other assets	172,218	8,875
Total assets	$ 172,224	$ 8,990
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued expenses - related party	$ 770	$ 275
Accrued interest	4,044	-
Taxes payable	800	-
Total current liabilities	5,614	275
LONG-TERM LIABILITIES:		
Due to shareholder - Octos	153,000	-
Total liabilities	158,614	275
STOCKHOLDERS' EQUITY:		
Capital stock, $0 par value, 1,000,000 shares authorized; 100,000 shares issued and 900,000 outstanding	17,603	11,603
Retained earnings (deficit)	(3,993)	(2,888)
Total stockholders' equity	13,610	8,715
Total liabilities and stockholders' equity	$ 172,224	$ 8,990

See accompanying notes and independent accountant's review report

HOPP TECHNOLOGIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For The Years Ended December 31, 2020 and 2019
"Unaudited"

	2020	2019
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank fees	$ 35	$ 10
Start-up costs	270	2,878
Taxes - California	800	-
NET INCOME (LOSS)	(1,105)	(2,888)
BEGINNING RETAINED EARNINGS (DEFICIT)	(2,888)	-
LESS: DISTRIBUTIONS	-	-
ENDING RETAINED EARNINGS (DEFICIT)	$ (3,993)	$ (2,888)

See accompanying notes and independent accountant's review report

HOPP TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2020 and 2019
"Unaudited"

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,105)	$ (2,888)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	495	275
Accrued interest	4,044	-
Taxes payable - California	800	-
Net cash provided (used) by operating activities	4,234	(2,613)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Internally developed software cost	(163,343)	(8,425)
Trademark acquisition costs	-	(450)
Net cash provided (used) by investing activities	(163,343)	(8,875)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to Shareholder - Octos	153,000	-
Proceeds from issuance of stock	6,000	11,603
Net cash provided (used) by financing activities	159,000	11,603
Increase (decrease) in cash	(109)	115
CASH, January 1,	115	-
CASH, December 31,	$ 6	$ 115

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2020	2019
Cash paid for interest	$ -	$ 400
Cash paid for income taxes	$ -	$ -

See accompanying notes and independent accountant's review report

Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hopp Technologies, Inc. ("the Company") is the developer of a social carpooling application and website that is estimated to be launched in the summer of 2021. It will match drivers travelling long distances (over 30 miles) with passengers in need of a ride based on common interests, starting point, and destination point.

The Company was founded in 2019 by three partners who had a vision of creating the ultimate carpooling app that would also serve as a platform for people to make social connections and help the environment by reducing the number of cars on the road. It eventually welcomed their experienced app development company, Octos Global Solutions, LLC, and its affiliate, Reinforce Global, LLC, as their technology partner.

The entity has not yet commenced principal operations as it is raising funds and working to develop its application and website. There are risks and uncertainties at this stage of the Company's development, but the Company's focus at this point is working to launch its application by the summer of 2021.

Cash and Cash Equivalents

The Company classifies its short-term, highly liquid investments having original maturities of three months or less as cash equivalents.

Trademarks

The carrying amount of intangible assets as of December 31, 2020 and December 31, 2019 not subject to amortization includes the "Hopp" trademark asset valued at $450.

Internally Developed Software

The Company continues to develop its social carpooling application and website internally. As such, no amortization was recorded for this software in 2020 or 2019 because the app and website have not yet been released. The estimated useful life of the software is three years, so amortization expense is estimated to be $4,771 per month ($171,768 / 36 months) beginning on the launch date, when that is determined.

Interest of $4,044 was capitalized on the $153,000 contingent liability for internally developed software between February 12, 2020 and December 31, 2020.

Note 2   DUE TO SHAREHOLDER

In February 2020, the Company entered into an agreement with its app development company, Octos Global Solutions, LLC and its affiliate company Reinforce Global, LLC (collectively known as the "App Developers"). Per the agreement, Octos Global Solutions, LLC is to deliver a complete application and website, as well as the supporting backend technology, in exchange for 25,000 shares to Octos Global Solutions, LLC, 15,000 shares to Reinforce, LLC, and a contingent liability of $153,000 to be paid upon fundraising of $200,000 in cash capital. The shareholder agreement and filing of shares were finalized in June 2020. The shares were valued a $.15 per share when they were granted. The Company will also pay interest on the $153,000 contingent liability at a rate of 3% per annum starting in February 2020, until the contingent liability requirement is met. The $153,000 contingent liability, including accrued interest, as well as the shares valued at $6,000, are reported under the Internally Developed Software line item on the Company's balance sheet for 2020.

Per the May 2020 shareholder and contingent liability agreement with the App Developer, 20,000 of the 40,000 shares issued to the App Developer may be bought back by the Company or its individual founders for the following amounts before the following dates:

December 31, 2020: $300,000
December 31, 2021: $500,000
December 31, 2022: $1,000,000

In addition, another 10,000 of the 40,000 shares issued to the App Developer may be bought back by the Company or its individual founders for the following amounts before the following dates:

December 31, 2020: $200,000
December 31, 2021: $350,000
December 31, 2022: $600,000

Accrued expenses – related party on the balance sheet are due to another shareholder. These expenses were for supplies needed for presentations to potential partners.

Note 3   INCOME TAX EXPENSE

Hopp Technologies, Inc. is a California Corporation and is taxed as such.

The federal income tax returns of the Company for 2019 and 2020 are subject to examination by the IRS, generally for three years after they are filed. The California corporate franchise tax returns for 2019 and 2020 are subject to examination by the California Franchise Tax Board, generally for four years after they are filed.

The Company follows the provisions of uncertain tax positions as addressed in the FASB Accounting Standards Codification. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2020 and 2019 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented.

The income tax expense for the years ended December 31, 2020 and 2019 is $800 and $ -, respectively.

Note 4   SUBSEQUENT EVENTS

Subsequent events were evaluated through April 6, 2021, which is the date the financial statements were available to be issued.